**MUNICIPAL CAPITAL MARKETS GROUP, INC.**

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2019

 MOSS ADAMS

# Report of Independent Registered Public Accounting Firm

To the Board of Directors
Municipal Capital Markets Group, Inc.

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Municipal Capital Markets Group, Inc. (the Company) as of December 31, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

## *Emphasis-of-Matter*

As disclosed in Note 1 to the financial statements, in 2019 the Company changed its methods of accounting for leases due to the adoption of Accounting Standards Codification Topic No. 842.

## *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## *Opinion on the Supplemental Information*

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

*Moss Adams LLP*

Dallas, Texas
March 2, 2020

We have served as the Company's auditor since 2016.

## MUNICIPAL CAPITAL MARKETS GROUP, INC.
### Statement of Financial Condition
### December 31, 2019

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,563,894 |
| Deposit with clearing broker-dealer | | 101,282 |
| Other receivables | | 9,584 |
| Office equipment, net | | 6,456 |
| Right of use assets | | 116,431 |
| Goodwill | | 391,000 |
| Other assets | | 11,772 |
| Total Assets | $ | 2,200,419 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 100,783 |
| Commissions payable | | 418,979 |
| Lease Liabilities | | 119,831 |
| Total Liabilities | | 639,593 |

Stockholders' Equity

| | |
|---|---:|
| Common stock - authorized 200,000 shares of $.01 par value; 104,903 shares issued and 74,903 shares outstanding | 1,049 |
| Treasury stock, 30,000 shares at par value | (300) |
| Additional paid-in capital | 827,820 |
| Retained earnings | 732,257 |
| Total Stockholders' Equity | 1,560,826 |

| | | |
|---|---|---:|
| Total Liabilities and Stockholders' Equity | $ | 2,200,419 |

The accompanying notes are an integral part of these financial statements.

# MUNICIPAL CAPITAL MARKETS GROUP, INC.
## Statement of Income
### For the Year December 31, 2019

**Revenues**

| | | |
|---|---|---:|
| Underwriting income | $ | 3,768,314 |
| Financial advisory services | | 1,720,596 |
| Revenue from the sale of investment company shares | | 171,560 |
| Trading income | | 2,000 |
| Interest income | | 735 |
| Other income | | 35,939 |
| Total Revenues | | 5,699,144 |

**Expenses**

| | |
|---|---:|
| Commissions, salary, and benefits | 4,270,024 |
| Brokerage and clearance fees | 23,143 |
| Communications | 31,341 |
| Occupancy and equipment costs | 102,135 |
| Promotional costs | 10,174 |
| Data processing costs | 32,673 |
| Regulatory fees and expenses | 41,865 |
| Underwriting expenses | 235,589 |
| Other | 189,996 |
| Total Expenses | 4,936,940 |
| Income before income taxes | 762,202 |
| State income tax expenses | 25,758 |
| **Net Income** | $ 736,444 |

The accompanying notes are an integral part of these financial statements.

# MUNICIPAL CAPITAL MARKETS GROUP, INC.
## Statement of Changes in Stockholders' Equity
## For the Year Ended December 31, 2019

| | Shares Issued | Common Stock | Treasury Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|---|
| Balances at December 31, 2018 | 104,903 | $ 1,049 | $ (300) | $ 827,820 | $ 230,813 | $ 1,059,382 |
| Capital distributions | - | - | - | - | (235,000) | (235,000) |
| Net income | - | - | - | - | 736,444 | 736,444 |
| Balances at December 31, 2019 | 104,903 | $ 1,049 | $ (300) | $ 827,820 | $ 732,257 | $ 1,560,826 |

The accompanying notes are an integral part of these financial statements.


**MUNICIPAL CAPITAL MARKETS GROUP, INC.**
Statement of Cash Flows
For the Year Ended December 31, 2019


**Cash flows from operating activities**

| | | |
|---|---|---|
| Net income | $ | 736,444 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 3,322 |
| Changes in operating assets and liabilities: | | |
| Decrease in other receivables | | 85,336 |
| Increase in deposit with clearing broker | | (715) |
| Decrease in other assets | | 5 |
| Increase in accounts payable and accrued expenses | | 38,079 |
| Increase in commissions payable | | 28,085 |
| Net cash provided (used) by operating activities | | 890,556 |

**Cash flows from investing activities**

| | |
|---|---|
| Purchase of furniture and equipment | (1,699) |
| Net cash provided (used) by investing activities | (1,699) |

**Cash flows from financing activities**

| | |
|---|---|
| Capital distributions | (235,000) |
| Net cash provided (used) by financing activities | (235,000) |

| | |
|---|---|
| Net increase in cash and equivalents | 653,857 |
| Cash and equivalents at beginning of year | 910,037 |
| Cash and equivalents at end of year | $ 1,563,894 |

**Supplemental schedule of cash flow information**

| | |
|---|---|
| Cash paid during the year for: | |
| Income Taxes | $    25,881 |

| | |
|---|---|
| Right of Use Asset and Lease Liability Recognized upon adoption of FASB ASC 842 | $ 230,946 |


The accompanying notes are an integral part of these financial statements.


Note 1 -    Summary of Accounting Policies

Municipal Capital Markets Group, Inc. (the "Company") is registered with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a securities broker-dealer and operates under the exemption provision of SEC Rule 15c3-3(k)(2)(ii). Its primary activity is underwriting bond issues for tax-exempt entities throughout the United States. The Company generally makes distributions to its stockholders each year to cover their personal income tax liabilities that arise from their share of the Company's taxable income.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

**Cash Equivalents**

For purposes of the statement of cash flows, all highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

**Lessee Activity**

The Company enters into operating lease agreements to obtain the right of use (ROU) assets for its business operation, substantially all of which are real estate. Lease liabilities and ROU asstes are recognized when the Company enters into operating leases and represent its obligations and rights to use these assets over the period of the leases and may be re-measured for certain modifications, resolution of certain contingencies involving variable consideration, or the Company's exercise of options (renewal, extension, or termination) under the lease.

Operating lease liabilities include fixed and in-substance fixed payments for the contractual duration of the lease, adjusted for renewals or terminations which were deemed reasonably certain of exercise when measured. The lease payments are discounted using a rate determined when the lease is recognized. As the Company typically does not know the discount rate implicit in the lease, the Company estimates a discount rate that it believes approximates a collateralized borrowing rate for the estimated duration of the lease. The discount rate is updated when re-measurement events occur. The related operating lease ROU assets may differ from operating lease liabilities due to initial direct costs, deferred or prepaid lease payments and lease incentives.

The Company presents operating lease related liabilities within lease liabilities and the related operating lease ROU assets in lease right of use assts in the Statement of Financial Condition.

Some of the Company's operating leases include variable lease payments which are periodic adjustments of the Company's payments for the use of the asset based on changes in factors such as consumer price indices, fair market value, tax rates imposed by taxing authorities, or lessor cost of insurance.

The Company accounts for amounts paid for maintenance or other services as lease payments.

**Deposit with Clearing Broker-Dealer**

Deposit with clearing broker-dealer represents cash required to be maintained at the clearing broker-dealer for clearing and trading activities. The Company conducts business with one clearing broker-dealer for its underwriting activities.

**Other Receivables**

Receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

**Depreciation and Amortization**

Office equipment is depreciated using the straight-line method over estimated useful lives ranging from three to seven years.

**Goodwill**

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. The Company has one reporting unit based on guidance in U.S. Generally Accepted Accounting Principles ("GAAP").

Goodwill impairment is assessed at least annually or more often upon the occurrence of an indicator of impairment. In evaluating goodwill for impairment, the Company has the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. If the qualitative evaluation indicates a possibility of impairment, the Company is required to go to the next step and determine the fair value of the reporting unit. If fair value of the reporting unit is calculated and it is less than its carrying value, the Company is required to go to the second step. The second step involves allocating the calculated fair value to all of the assets and liabilities of the reporting unit as if the calculated fair value was the purchase price in a business combination. This allocation would include assigning value to any previously unrecognized intangible assts. The impairment is measured by comparing the implied fair value of the Company goodwill with its carrying amount and an impairment loss may be recognized up to that excess. Based on a qualitative evaluation about the likelihood of goodwill impairment, the Company determined that goodwill impairment was not likely at December 31, 2019. Accordingly, no calculation of fair value was performed at year end.

**Underwriting, Advisory, and Consulting Income**

Underwriting income includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Advisory and consulting income includes fees earned from providing financial advisory services. Underwriting, advisory, and consulting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

**Securities Transactions**

Customer's securities transactions are reported on a settlement date basis with related commission income and expense reported on a settlement date basis. The amounts recorded for commission income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

**Income Taxes**

The Company has elected "S" Corporation status under the Internal Revenue Code, which provides for profits and losses of the Company to be recognized on the stockholders' personal income tax returns for Federal income tax purposes. State income tax expense consists of Texas franchise taxes, Colorado state income taxes, Minnesota state income taxes, and New York state income taxes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

**Use of Estimates**

The preparation of financial statements in accordance with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Accounting Guidance Adopted in 2019**

ASC 842, *Leases*, requires lessees to recognize leases in the Statement of Financial Condition With lease liabilities and corresponding lease ROU assets based on the present value of lease

payments. The Company adopted the guidance in January 2019, using the modified retrospective method and practical expedients for transition. The practical expedients allowed the Company to largely account for its leases consistent with prior guidance except for the incremental Statement of Financial Condition recognition of lessees. See Note 5, *Operating Leases*, for additional disclosures on December 31, 2019

Note 3 -  Revenue from Contracts with Customers

Revenue from Contracts with customers includes commission income and fees from investment banking and asset mangement services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

***Investment Banking***

*Underwriting fees.* The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the settement date (the date on which the transaction is funded and closed) for the portion the Company is contracted to buy. The Company believes that the settlement date is the appropriate point in time to recognize revenue for securities underwriting transactions.

*Financial Advisory fees.* The Company serves as a financial advisor for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as a financial advisor. Revenue is recognized on the settement date (the date on which the transaction is funded and closed) for the agreed upon amount in the related contract. The Company believes that the settlement date is the appropriate point in time to recognize revenue for securities underwriting transactions.

Note 4 -  Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of approximately $1,142,014 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.5601 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to stockholders can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made to enable stockholders to pay federal income taxes on Company profits.

Note 5 -   Operating Leases

The Company leases office space under non-cancellable operating leases expiring between May 2020 and July 2021. Minimum future rental payments on operating leases at December 31, 2019 are displayed in the following table. Information on th remaining average lease term and discount rate are also included below.

| Year Ending December 31, | Lease Payments |
|---|---|
| 2020 | 86,434 |
| 2021 | 35,532 |
| Total lease payments | $ 121,966 |
| Less: imputed interest | 2,135 |
| Total operating lease liabilities | 119,831 |
| Weighted average remaining lease term (in years) | 1 |
| Weight average discount rate | 2.47% |

Some of the Company's lease contain rnewal options. The Company does not include renewal or termination options in the establishment of the lease term when it is not reasonably certain that the Company will exercise them. Operating lease expense under all leases was approximately $115,023 for the year ended December 31, 2019.

Note 6 -   Off-Balance Sheet and Concentration Credit Risks

The Company is subject to credit risk to the extent any broker-dealer with which the Company conducts business is unable to deliver cash balances or securities, or clear security transactions on the Company's behalf. The company believes the likelihood of loss under these circumstances is remote.

The Company's financial advisory services may be concentrated in a few transactions in a given year. However, the Company is not dependent on any one client or group of clients from year to year. During the year ended December 31, 2019, the Company had two clients that represented approximately 56% of underwriting revenues and four clients that represented approximately 92% of advisory revenues.

The Company at times may have cash deposits with banks in excess of federally insured limits. The Company has not experienced any losses and believes the institution is of high credit quality.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

**Schedule I**

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

## COMPUTATION OF NET CAPITAL

| | | | |
|---|---|---|---|
| Total stockholders' equity qualified for net capital | | $ | 1,560,826 |
| | | | |
| Add: | | | |
| Other deductions or allowable credits | | $ | - |
| | | | |
| Total capital and allowable subordinated liabilities | | $ | 1,560,826 |
| | | | |
| Deductions and/or charges: | | | |
| Other receivables | 9,584 | | |
| Office equipment, net | 6,456 | | |
| Goodwill | 391,000 | | |
| Other assets | 11,772 | $ | (418,812) |
| | | | |
| Net capital before haircuts on securities positions | | $ | 1,142,014 |
| | | | |
| Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2)) | | $ | - |
| | | | |
| Net capital | | $ | 1,142,014 |

## AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Items included in statement of financial condition: | | |
| Accounts payable and accrued expenses | $ | 100,783 |
| Commission payable | $ | 418,979 |
| Lease liability (amount not offset by lease asset) | $ | 3,400 |
| | | |
| Total aggregate indebtedness | $ | 523,162 |

**Schedule I (continued)**

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---:|
| Minimum net capital required (6-2/3% of total aggregate indebtedness | $ 34,877 |
| Minimum dollar net capital requirement of reporting broker-dealer | $ 100,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 100,000 |
| Net capital in excess of required minimum | $ 1,042,014 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement | $ 1,022,014 |
| Ratio:  Aggregate indebtedness to net capital | .5601 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17 A-5 Part II FOCUS Report filing as of the same date.

 MOSSADAMS

# Report of Independent Registered Public Accounting Firm

To the Board of Directors
Municipal Capital Markets Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Municipal Capital Markets Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Municipal Capital Markets Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the exemption provision) and (2) Municipal Capital Markets Group, Inc. stated that Municipal Capital Markets Group, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. The Municipal Capital Markets Group, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Municipal Capital Markets Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Moss Adams LLP*

Dallas, Texas
March 2, 2020

# Municipal Capital Markets Group, Inc.'s Exemption Report

Municipal Capital Markets Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company's lines of business include:
   a. Broker or dealer selling corporate debt securities,
   b. Underwriter or selling group participant (corporate securities other than mutual funds),
   c. Mutual fund retailer,
   d. U.S. government securities broker,
   e. Municipal securities dealer,
   f. Municipal securities broker,
   g. Broker or dealer selling securities of non-profit organizations, and
   h. Private placement of securities.

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) in regards to all transactions run through our clearing firm.

(2) The Company's business activities include direct subscription basis sales of mutual fund company products that are also considered exempt activities as the Company does not hold or safe-keep customer funds.

(3) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.


Municipal Capital Markets Group, Inc.


I, Fred R. Cornwall, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: _____
   President


February 14, 2020